Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

4 June 2015

PRIMA BIOMED TO MAINTAIN NASDAQ LISTING

SYDNEY, AUSTRALIA—Prima BioMed Ltd (NASDAQ: PBMD; ASX: PRR) (“Prima”, the “Company”), announces that, further to the announcement made on 29 December 2014, it has received a notice, dated 3 June 2015 from the Listing Qualifications Department of The NASDAQ Stock Market indicating that, for the 10 consecutive business days from 19 May 2015 to 2 June 2015, the closing bid price of the Company’s American Depositary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1) (“the Minimum Bid Price Rule”) and the Company’s shares will remain listed on The NASDAQ Global Market.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian stock exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts, Global Head of Investor Relations

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224     Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224     Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889